INVEST IN **ARISTOTLE SPIRITS**

Gold Medal winning distillery building whiskey operations





ARISTOTLE

aristotlespirits.com Raleigh NC

Alcohol | Main Street | Cocktails | Distillery | Spirits

LEAD INVESTOR

Diane Lahti

I made numerous appraisals of closely-held businesses prior to my retirement and I believe that Aristotle Spirits has great products and a solid business plan which poise the company for success I am very positive about being a part of the investment team to help this company prosper. I think the company has a solid financial base, disciplined and energetic management, and a receptive market. The company has new products in the pipeline and great products already being sold. The company name is well chosen too!

Invested $25,000 this round

Highlights

1. 🥇 Recent winner of 2 Gold Medals at San Francisco World Spirits Competition
2. 🧪 Utilizes founder's experience as a chemist to create the finest-crafted spirits
3. ⚡ Your investment earns interest that converts to ownership

4 📈 Become a part of a rapidly growing $2.4 Billion market
3 ⚡ Your investment earns interest that converts to ownership

4 📈 Become a part of a rapidly growing $2.4 Billion market

5. 🌾 Craft beverages made with the highest quality NC ingredients and the closest attention to detail

Our Team



Jake Howland Founder + CEO

Former pharmaceutical chemist who pivoted to follow a passion for brewing fine spirits.

Our founder discovered his passion for the process and art of distilling while working in pharmaceuticals and saw a great space to operate in the local market and beyond with an industry that is ready for a major disruption from craft producers.



Macie Fellows Manager

Experienced in hospitality at breweries and distilleries, running front of house and social media marketing efforts.



Aaron Bobick Distiller

Experienced production brewer, brings his skills in brewing to a barley focused distillery.

Pitch



EXCELLENCE CRAFTED | EXCELLENCE SERVED

Market Opportunity

U.S. CRAFT SPIRITS MARKET (~2% Market Share)

$2.4 Billion

NC CRAFT SPIRITS MARKET (~1-2% Market Share)

$16-32 Million

AN UNTAPPED MARKET

The U.S. craft spirits market remains largely unexplored, with craft spirits only taking up 2% of the spirits market. **Experts believe that craft spirits could capture up to 30% of the market.**

Craft beer has seen a much faster level of expansion, with craft beer taking up 12% of the beer market. Craft beer's remarkable growth represents a great opportunity for the craft spirit market.

The Age of Breweries

When customers sit down at a bar or restaurant and open the drink menu, they no longer select the big brand name labels. **Customers want something special - a craft beer brewed locally, a wine hand-picked by a sommelier, or a spirit distilled in small batches.**

When it comes to craft beer, the choices seem endless. There are increasing numbers of local breweries, all serving up their own take on brews, as well as interactive experiences at their locations.

However, the options are significantly more limited when it comes to spirits, with far fewer local distilleries listed alongside larger name brands.

If you don't want a large-scale brand, and you instead want a quality drink with traceable origins, you may find yourself asking:

What's the refined drinker to choose?

Aristotle Spirits: for the refined drinker

Modern consumers are looking for something with a great taste and a great price, but also for something with soul, and **Aristotle Spirits** does just that with our small-batch craft spirits.





We make each batch with a combination of passion and scientific precision, infusing our mission into each spirit. **Aristotle Spirits** will not just make a great product; we will be **an integral part of our** community, embracing the responsibility of promoting a healthy relationship with alcohol.

Who We Are

Aristotle Spirits creates unique craft spirit products distilled in **Garner, North Carolina, and** sourced from local products. **The team at Aristotle Spirits brings the precision of a pharmaceutical background to the complex process of creating spirits: from brewing and fermenting, to distilling and aging.**

Craft **drinks are increasing in popularity as** consumers no longer want to choose between hardly distinguishable larger brands. Aristotle Spirits approaches the liquor-making process with passion and curiosity, using experimentation and unconventional ideas to create a **memorable and** quality **drink**.



Our mission is to provide high-quality and unique spirits using locally sourced ingredients to the public.

We value quality, sustainability, community, innovation, and great taste.

Our Products!

Today:

- Our vodka was available at the grand opening
- We added our Philosopher New American Gin after one month
- Discovery Straight Bourbon Whiskey Finished in Apple Cider Casks launched in December 2021, 3 months of concept development to finished product via a 3rd party manufacturer
- We launched our Philosopher Bourbon Barrel Aged Gin in January 2022
- Our Explorer Navy Strength Rum launched April 1, and had a very successful first weekend!


Aristotle Spirits Vodka
A delicate taste with a light finish, this vodka has a creamy texture, neutral palate with hints of banana, and finishes clean with subtle pepper notes.
- John Barleycorn awards tasting notes
Philosopher Gin
The expected juniper balances nicely with hints of orange peel. Lovely cinnamon notes present round and full on entry, with spearmint on the edges. This is no London Dry, and I am fine with that!
- John Barleycorn awards tasting notes
Now Available
Discovery
Straight Bourbon Whiskey
Finished in Apple Cider Casks
Released Jan 2022
Philosopher
Bourbon Barrel
Aged Gin

We've received **Gold Medals** for our Vodka and for our first batch of Philosopher Gin made in 2021. (John Barleycorn Awards 2021) and now **Two more Gold Medals at the 2022 San Francisco World Spirits Competition for our Philosopher Gin and Philosopher Bourbon Barrel Aged Gin.** Entries pending for John Barleycorn Awards and American Craft Spirits Association Awards.

Financial Traction!

With $100k in revenue in our first 6 months and Q1 2022 our best yet, we are building a strong revenue trend for the next steps for the company.


In House Sales
Distribution Sales
250,000
200,000
150,000
100,000
50,000
0
Q3 2021
Q4 2021
Q1 2022
Q2 2022 Projected
Q3 2022 Projected
Q4 2022 Projected
Q1 2023 Projected
Q2 2023 Projected
Q3 2023 Projected
Q4 2023 Projected

This graph contains forward-looking projections that cannot be guaranteed.

Moving Forward

We're working on developing Flavored Vodka, Single Malt Whiskey, and Coffee Liquor!

EXCELLENCE CRAFTED | EXCELLENCE SERVED

Growth Roadmap



DISTRIBUTOR RELATIONSHIPS

Wholesale distribution sales are the true scalability and ultimate driver for growth of the business. Within North Carolina this is done through the state run ABC system. Aristotle Spirits is currently operating with four products listed by the ABC and are currently available in Wake County NC ABC Stores. Expansion of our NC footprint and to neighboring states to begin in early 2022 and accelerate contingent on capital raise.



SOCIAL MEDIA

Aristotle Spirits uses a cultivated social media campaign to drive awareness on the products and get customers excited about asking for it at local bars and restaurants.



OUTREACH

Beginning in 1st quarter 2022, outreach to bars and consumers through tasting events will commence, rate of rollout contingent on capital raise.



TOURS AND MORE

Aristotle Spirits draws customers into the distilling process to drive attention to the product. This year, we will participate in select festivals and continue to build our tour programs.

Our Team!



EXCELLENCE CRAFTED | EXCELLENCE SERVED

Meet The Founder

Jake Howland | Founder & CEO

Jake Howland brings passion and precision to Aristotle Spirits. He founded the distillery after a chance gift of unaged whiskey to age on his own sparked a lifelong hobby.



Jake worked in the pharmaceutical industry for 17 years, where he built skills in production, product development, compliance, and process engineering. Jake most recently worked as the engineering lead that developed and commercialized the manufacturing process for a pharmaceutical product and he was responsible for the design, construction, and building of a plant. Jake brings these skills to his position as CEO, taking the lead on the plant and equipment setup.

He earned his B.S. in Chemistry from Vanderbilt University and his MBA from Meredith College.



EXCELLENCE CRAFTED | EXCELLENCE SERVED

Meet The Team





Aaron Bobick | Distiller

Aaron joins Aristotle Spirits with a background in brewing going back 8 years at various local Raleigh area breweries. Providing Aristotle with production experience in high throughput production environments in the industry.

Macie Fellows | Manager

Macie brings extensive experience in hospitality, specifically restaurants, but also brewery and distillery management of FOH operations, event planning and tour programs.

By the Numbers



EXCELLENCE CRAFTED | EXCELLENCE SERVED

Investment Opportunity

Aristotle Spirits is raising **$250,000 from investors via convertible notes** to develop our whiskey aging program, site improvements for a better customer experience at the distillery location, build sales

program, site improvements for a better customer experience at the distillery location, build sales infrastructure, and acquire headcount to better manage our front of house operations.

USE OF FUNDS


Fees
7.5%
Marketing
6.0%
Whiskey Barrels and Racking
20.0%
Raw Materials
8.0%
Equipment
7.2%
Building Improvements
6.0%
Salaries
45.3%

Why Invest?

Aristotle Spirits values quality, integrity, sustainability, community, and innovation – live the Golden Mean!

We have **unique products**: our selection features multiple award-winning spirits that are unique to Aristotle.

Aristotle Spirits **produces responsibly**, using locally-sourced ingredients, and builds community ties all while encouraging a healthy relationship with alcohol.

We **craft with precision**, bringing pharmaceutical industry level quality to the entire process of creating the craft spirits.



Invest in Aristotle Spirits to be one of the most reliable and innovative names in the craft spirit market in North Carolina.